Baker & McKenzie LLP 452 Fifth Avenue New York, NY 10018 United States Tel: +1 212 626 4100 Fax: +1 212 310 1600 www.bakermckenzie.com

VIA EDGAR

March 30, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Merger & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Shane Callaghan

Re:	Scholastic Corporation

Schedule TO-I filed March 23, 2026

File No. 005-42284

Ladies and Gentlemen:

On behalf of our client, Scholastic Corporation (the “Company” or “Scholastic”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 27, 2026, concerning Scholastic’s Schedule TO-I filed with the Commission on March 23, 2026 (the “Schedule TO”). The Company is contemporaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), together with this letter via the EDGAR system.

In this letter, we have recited the comments from the Staff in underlined, bold type and have followed each comment with the Company’s response.

Defined terms used in this letter but not otherwise defined have the meaning given to them in the Schedule TO.

Schedule TO-I filed March 23, 2026

Conditions of the Offer

Staff Comment 1- We note the disclosure in the lead-in paragraph to the list of offer conditions that you may assert a condition “regardless of the circumstances giving rise to the event or events (including any action or inaction by us) . . . .” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise this disclosure to remove the reference to any action or inaction by the Company. Refer to Question 101.01 of the Tender Offer Rules and Schedules Corporation Finance Interpretations (March 17, 2023).

Baker & McKenzie LLP 452 Fifth Avenue New York, NY 10018 United States Tel: +1 212 626 4100 Fax: +1 212 310 1600 www.bakermckenzie.com

In response to the Staff’s comment, the Company has revised the lead-in paragraph to the list of conditions on pages 34-35 of the Offer to Purchase in Amendment No. 1 to clarify that the conditions are not within the direct or indirect control of the Company.

Staff Comment 2- See our last comment above. Refer to the first bullet point on page 35 and the seventh bullet point on page 36 of the Offer to Purchase. You disclose that these offer conditions will be triggered by certain “threatened” legal actions or other changes that have a material adverse effect on the Offer or the Company, among other things. With a view towards revised disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable.

In response to the Staff’s comment, the Company has revised the conditions on pages 10, 35 and 36 of the Offer to Purchase in Amendment No. 1 to address the concern raised in Staff Comment 2.

Staff Comment 3- See comment 1 above. On page 35 of the Offer to Purchase, you have included a condition that will be triggered by “the commencement of a war, armed hostilities or other similar national or international calamity, including, but not limited to, an act of terrorism, involving the United States, on or after March 20, 2026” (emphasis added). Given the ongoing international hostilities, please revise to tailor this offer condition such that stockholders can understand its scope and such that it does not raise illusory offer concerns under Regulation 14E.

In response to the Staff’s comment, the Company has revised the condition on pages 10 and 35 of the Offer to Purchase in Amendment No. 1 to tailor the offer condition such that stockholders can understand its scope.

****

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 626-4412 or thomas.rice@bakermckenzie.com.

Sincerely,

/s/ Thomas J. Rice

Thomas J. Rice
Partner, Baker & McKenzie LLP

cc:	Scholastic Corporation

Jeffrey Mathews

Haji Glover

Chris Lick